

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

Ci Zhang
Chief Executive Officer
Un Monde International Ltd.
5689 Condor Place
Mississauga, ON L5V 2J4, Canada

> **Re: Un Monde International Ltd.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed February 9, 2022**
> **File No. 000-56328**

Dear Dr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G filed February 9, 2022

Introductory Comment, page ii

1.   We note your response to comment one. It appears that the majority of your response simply duplicated disclosure that was already in the document in that section. We reissue the comment. As previously requested please disclose in Introductory Comment section your officers' and directors' ties to China/Hong Kong, as well as the likely associated risks to the Company from the Chinese government's oversight.

2.   On page iv of your disclosure, please revise to clarify whether "CRSC" is the China Securities Regulatory Commission ("CSRC"). Revise throughout the Form 10 as appropriate.

3.   We note your response to comment 3 and comment 4, and we reissue the comments in part. Provide a clear description of how cash will be transferred through the post-

combination organization if you acquire a company based in China, including both VIE and non-VIE structures you may adopt.

4. We note your response to comment 5 and the revised disclosure. We reissue the comment in part. Please disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. State whether you or the post-combination company may be covered by permissions or requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations.

5. We note your statement, on page iii, that the VIE structure with an offshore shell company "allows foreign investors to buy into the stock." We note your disclosure regarding the VIE structure. Please revise to address how the VIE structure works. Also revise to indicate that the holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. Also indicate, if true, that the holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you will satisfied for consolidation of the VIE under U.S. GAAP.

6. Please revise to describe in detail the laws and regulations that you will have to comply with in the system of education including the Regulation on Academic Degrees, the Compulsory Education Law, the Teachers Law, the Education Law, the Law on Vocational Education, and the Law on Higher Education.

7. We note your response to comment 6. We reissue the comment. We note the disclosure, on page v, regarding the potential lack of inspection by the PCAOB. Please revise your Introductory Comment section to address the Holding Foreign Companies Accountable Act, the risk that the PCAOB will not be able to inspect or fully investigate the auditor of a company targeted for an initial business combination, and how the HFCAA may impact the company. Also address the timing of the HFCAA.

Risk Factors, page 4

8. Please disclose the China/Hong Kong ties to your officers and directors in your Risk Factors.

9.   On page 6 of your disclosure regarding the approvals for merger and acquisition, please clearly disclose that your business combination transaction may be subject to PRC regulatory review, which may impact your ability to complete a business combination.

10.   Please identify CHJI on page 6.

11.   We note your deletion in the risk factor "Risks Related to Intervention of the Chinese Government" that such action could "completely hinder" your ability to offer or continue to offer securities to investors. It appears to us that such action could completely hinder your ability to offer or continue to offer securities to investors. Please revise as appropriate.

12.   We note your response to comment 10 and your revised disclosure. We note your risk factor that "There is presently no public market for our securities". Please revise your risk factor heading to clearly indicate there is a limited market for your common stock.

Security Ownership of Certain Beneficial Owners and Management, page 17

13.   We note your response to comment 11 and the revised disclosure. We reissue the comment in its entirety. Please revise your beneficial ownership table to identify the natural persons who are the ultimate beneficial owners of Mitex Group, Ltd. and Reunite Investments Inc.

Directors and Executive Officers, page 18

14.   We note your response to comment 12. Please revise to clarify the association with One World International School. Also please provide us with a site reference to the school's online education platform.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Shih-kuei Chen at 202-551-7664 or David Link at 202-551-3356 with any other questions.

                                                   Sincerely,

                                                   Division of Corporation Finance
                                                   Office of Real Estate & Construction

cc: Rhonda Keaveney